Exhibit (a)(1)(x)

Date: [•]

To: DISH Employees with DISH Stock Options

From: Stephen Wood, EVP - Human Resources

Re: Offer to Exchange Reminder

IMPORTANT — PLEASE READ IMMEDIATELY.

We are sending this email to remind you that the Offer to Exchange ends at 6:00 p.m. (Mountain Time), on January 13, 2012, unless extended by DISH in accordance with the Offer to Exchange. As you may be eligible to participate, please read the “Offer to Exchange” and “Schedule TO” (collectively, the “Offering Materials”) that were previously sent to you on December 14, 2011 by Stephen Wood as attachments to the launch email as they contain the rules, procedures and other information related to this Offer to Exchange. The Offering Materials also contain a list of “Questions & Answers” that you may find helpful.

The Election Form was also previously sent to you on December 14, 2011 from the OptionExchange@dishnetwork.com email address as an attachment.

If you have further questions or would like to request another copy of the Offering Materials or the Election Form, you may send an e-mail to Stock.Options@dishnetwork.com, which is the preferred method, or call the Offer to Exchange information line at 1-855-256-0682.

There is no need to reply to this email message.